                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT

        Pursuant to Section 15(d) of the Securities Exchange Act of 1934

                   For the fiscal year ended December 31, 1999

                LINCOLN NATIONAL LIFE INSURANCE COMPANY AGENTS'
                        SAVINGS AND PROFIT-SHARING PLAN
                            (Full title of the Plan)

                     [Current Registration Number 33-04711]

                          Lincoln National Corporation
                               Centre Square West
                         1500 Market Street, Suite 3900
                             Philadelphia, PA 19102

                 (Name of Issuer and principal executive office)

                                   Form 11-K
              The Lincoln National Life Insurance Company Agents'
                         Savings and Profit-Sharing Plan

                               TABLE OF CONTENTS


Facing Sheet

Financial Statements

Signature

                              Financial Statements

                            THE LINCOLN NATIONAL LIFE
                            INSURANCE COMPANY AGENTS'
                         SAVINGS AND PROFIT-SHARING PLAN


                  Years ended December 31, 1999, 1998 and 1997
                       with Report of Independent Auditors

                   THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
                     AGENTS' SAVINGS AND PROFIT-SHARING PLAN

                              FINANCIAL STATEMENTS



                  Years ended December 31, 1999, 1998 and 1997




                                    CONTENTS



Report of Independent Auditors.................................................1


Audited Financial Statements

Statements of Net Assets Available for Plan Benefits...........................2
Statements of Changes in Net Assets Available for Plan Benefits................3
Notes to Financial Statements..................................................4

                         REPORT OF INDEPENDENT AUDITORS




Lincoln National Corporation Benefits Investment Committee
Lincoln National Corporation

We have audited the accompanying statements of net assets available for plan benefits of The Lincoln National Life Insurance Company Agents' Savings and Profit-Sharing Plan as of December 31, 1999 and 1998, and the related statements of changes in net assets available for plan benefits for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1999 and 1998, and the changes in its net assets available for plan benefits for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.





March 17, 2000
Ernst & Young

                   THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
                     AGENTS' SAVINGS AND PROFIT-SHARING PLAN

              Statements of Net Assets Available for Plan Benefits


                                                                 DECEMBER 31
                                                            1999            1998
                                                            ----            ----
ASSETS
Investments:
 Common stock--Lincoln National Corporation
 (cost:  1999-$41,814,475; 1998-$33,969,141)       $  64,456,840   $  65,019,912

 Wells Fargo Bank Short-Term Investment Fund           1,924,477       1,905,255

 Pooled separate accounts--The Lincoln National
  Life Insurance Company Separate Accounts
  (cost: 1999-$50,297,271; 1998-$40,946,428)          88,733,386      67,032,542

 Investment contracts --
  The Lincoln National Life Insurance Company         12,740,236      12,081,039

 Participant loans                                     5,906,107       5,207,903
                                                   -------------   -------------
                                                     173,761,046     151,246,651

Accrued interest receivable                               10,965           8,454

Cash and invested cash (deficit)                        (340,844)         92,786

Contributions receivable from Employer companies       4,476,358       4,103,596
                                                   -------------   -------------

Net assets available for plan benefits             $ 177,907,525   $ 155,451,487
                                                   =============   =============





See accompanying notes.

                   THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
                     AGENTS' SAVINGS AND PROFIT-SHARING PLAN

         Statements of Changes in Net Assets Available for Plan Benefits


                                                                          YEAR ENDED DECEMBER 31
                                                                  1999             1998             1997
                                                                  ----             ----             ----
Investment income:
 Cash dividends--Lincoln National Corporation            $   1,687,397    $   1,639,615    $   1,604,366

 Interest:
  The Lincoln National Life Insurance Company                  824,582          653,432          690,992
  Other                                                        495,956          342,801          320,146
                                                         -------------    -------------    -------------
                                                             1,320,538          996,233        1,011,138
                                                         -------------    -------------    -------------
                                                             3,007,935        2,635,848        2,615,504
Net realized gain on sale, distribution and
 forfeitures of investments:
   Common stock--Lincoln National Corporation                6,821,567        2,636,667        4,343,393
   Pooled separate accounts--The Lincoln National
    Life Insurance Company Separate Accounts                 5,564,689        2,122,479        2,482,267
                                                         -------------    -------------    -------------
                                                            12,386,256        4,759,146        6,825,660

Net unrealized appreciation of investments                   3,941,598        8,990,405       22,635,104

Contributions:
 Participants                                               12,044,177       11,249,342        4,839,046
 Employer companies
  (net of forfeitures; 1999--$13,076
  1998--$18,660; 1997--$12,050)                              5,829,738        4,436,110        5,430,354
                                                         -------------    -------------    -------------
                                                            17,873,915       15,685,452       10,269,400

Distributions to participants                              (14,645,718)     (11,405,338)      (6,096,184)
Administrative expenses                                       (107,948)        (100,648)        (108,251)
                                                         -------------    -------------    -------------
Net increase in net assets available for plan benefits      22,456,038       20,564,865       36,141,233

Net assets available for plan benefits
  at beginning of the year                                 155,451,487      134,886,622       98,745,389
                                                         -------------    -------------    -------------

Net assets available for plan benefits
  at end of the year                                     $ 177,907,525    $ 155,451,487    $ 134,886,622
                                                         =============    =============    =============


See accompanying notes.

                   THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
                     AGENTS' SAVINGS AND PROFIT-SHARING PLAN

                          Notes to Financial Statements


1. SIGNIFICANT ACCOUNTING POLICIES

INVESTMENTS

The investment in Lincoln National Corporation ("LNC") common stock is valued at the last reported sales price per the national securities exchange on the last business day of the year.

The Wells Fargo Bank Short-Term Investment Fund is valued at cost which approximates fair value.

The fair value of participation units in pooled separate accounts is based on quoted redemption value on the last business day of the year.

The investment contracts are valued at contract value as estimated by The Lincoln National Life Insurance Company ("Lincoln Life"). Contract value represents net contributions plus interest at the contract rate. The contracts are fully benefit responsive.

Participant loans are valued at their outstanding balances which approximate fair value.

The cost of investments sold, distributed or forfeited is determined using the specific identification method.

USE OF ESTIMATES

Preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


2. DESCRIPTION OF THE PLAN

The Lincoln National Life Insurance Company Agents' Savings and Profit-Sharing Plan ("Plan") is a contributory, defined contribution plan which covers eligible agents of Lincoln Life and agents and employees of Sagemark Consulting, Inc. ("Sagemark"). Any person who is a full-time agent of Lincoln Life or is an agent or employee of Sagemark is eligible to enroll in the Plan. Lincoln Life and Sagemark are the employer companies ("Employer") contributing to the Plan. A participant may make pre-tax contributions at a rate of at least 1%, but not more than 15% of eligible earnings, up to a maximum annual amount as determined and adjusted annually by the Internal Revenue Service ("IRS").

Participants direct the Plan to invest their contributions in any combination of the investment options as described in Note 4. Participants can direct the investment of Employer contributions, but only after the contributions have been in the Plan for two years following the date the last contribution for the plan year was contributed.

                   THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
                     AGENTS' SAVINGS AND PROFIT-SHARING PLAN

                    Notes to Financial Statements (continued)


2. DESCRIPTION OF THE PLAN (CONTINUED)

Employer contributions to the Plan are based on an amount equal to a participant's contributions, not to exceed 6% of eligible earnings, multiplied by a percentage, ranging from 25% to 150%, which varies according to LNC's return on equity in relation to similar companies in the insurance industry. In early 1998, the Board of Directors of Lincoln Life adopted an amendment approving certain changes to the contribution formula that became effective April 1, 1998. Under the new formula, Employer contributions to the Plan are based on LNC's increase in operating income. The Employer match on eligible participants' contributions during their first year of employment is limited to a maximum of 25%. The maximum match for Sagemark agents is 50%.

Employer contributions are invested in the LNC Common Stock Fund. Participants' contributions are fully vested. Employer contributions vest based upon years of service as defined in the Plan agreement as follows:

         Years of Service                Percent Vested
         ----------------                --------------
         1                                           0%
         2                                          50%
         3 or more                                 100%

The Employer has the right to discontinue contributions at any time and terminate the Plan. In the event of termination of the Plan, all amounts allocated to participants' accounts shall become vested.

The Plan allows loans to participants in amounts up to 50% of the vested account value to a maximum of $50,000 but not more than the total value of the participant's accounts excluding Employer contributions that haven't been in the Plan for two full years, less the highest outstanding loan balance in the previous twelve month period.

Upon termination of service due to disability or retirement, a participant or beneficiary, in case of the participant's death, may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a five-year period. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Each participant's account is credited with the participant's contributions, matching contributions from the Employer and allocations of Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Forfeited non-vested amounts are used to reduce future Employer contributions.

                   THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
                     AGENTS' SAVINGS AND PROFIT-SHARING PLAN

                    Notes to Financial Statements (continued)


3. INVESTMENTS

The following is a summary of assets held for investment:

                                                      DECEMBER 31, 1999                    December 31, 1998
                                                 NUMBER OF                            Number of
                                             SHARES, UNITS           MARKET       Shares, Units          Market
                                              OR PAR VALUE            VALUE        or Par Value           Value
                                             -------------            -----       -------------           -----
QUOTED MARKET VALUES:
Common stock--LNC                                1,611,421     $ 64,456,840*            794,743    $ 65,019,912*

Pooled separate account
 investment contracts
 underwritten by Lincoln Life:
  Government Bond Fund                         308,756.794          539,932         484,630.307         847,854
  Core Equity Fund                           1,326,200.262       20,773,412*      1,403,540.627      18,309,961*
  Medium Capitalization
   Equity Fund                                 898,103.437       16,082,430*        930,687.431      11,504,791*
  Short-Term Fund                            2,402,789.272        7,731,626       1,190,036.159       3,645,178
  Government/Corporate
   Bond Fund                                   190,823.533        1,089,109         205,814.429       1,211,364
  Large Capitalization
   Equity Fund                               1,374,932.455       17,868,439*      1,309,420.549      13,204,880*
  Balanced Fund                                273,746.508        1,883,688         191,351.379       1,162,706
  High Yield Bond Fund                         478,729.171        1,206,774         515,601.420       1,280,241
  Small Capitalization
   Equity Fund                               1,289,866.133       10,577,034*      1,085,472.627       5,124,246
  Value Equity Fund                          2,046,160.900        4,880,194       2,231,259.184       5,484,306
  International Equity Fund                    989,828.346        6,100,748         974,670.259       5,257,015
                                                               ------------                        ------------
                                                                 88,733,386                          67,032,542

CONTRACT VALUE:
Investment contracts
 underwritten by Lincoln Life                   12,740,236       12,740,236*         12,081,039      12,081,039*

ESTIMATED VALUES:
Wells Fargo Bank short-term
 investment fund                                 1,924,477        1,924,477           1,905,255       1,905,255
Participant loans                                5,906,107        5,906,107           5,207,903       5,207,903
                                                               ------------                        ------------

     Total investments                                         $173,761,046                        $151,246,651
                                                               ============                        ============


* Investments that represent 5% or more of the fair value of net assets available for benefits as of the indicated date.

                   THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
                     AGENTS' SAVINGS AND PROFIT-SHARING PLAN

                    Notes to Financial Statements (continued)


3. INVESTMENTS (CONTINUED)

Net realized gain on sale, distribution and forfeitures of investments is summarized as follows:

                                                              YEAR ENDED DECEMBER 31
                                                       1999            1998            1997
                                                       ----            ----            ----
COMMON STOCK:
 Proceeds from disposition of stock             $11,207,528     $ 4,297,217     $11,100,882
 Cost of stock disposed                           4,385,961       1,660,550       6,757,489
                                                -----------     -----------     -----------
Net realized gain on sale, distribution and
 forfeitures of common stock                    $ 6,821,567     $ 2,636,667     $ 4,343,393
                                                ===========     ===========     ===========

POOLED SEPARATE ACCOUNTS:
 Proceeds from disposition of units             $42,965,562     $28,814,807     $12,728,284
 Cost of units disposed                          37,400,873      26,692,328      10,246,017
                                                -----------     -----------     -----------
Net realized gain on sale, distribution and
 forfeitures of pooled separate accounts        $ 5,564,689     $ 2,122,479     $ 2,482,267
                                                ===========     ===========     ===========


The net change in unrealized appreciation (depreciation) of investments in total and by investment classification as determined by quoted market price is summarized as follows:

                                                              YEAR ENDED DECEMBER 31
                                                       1999            1998            1997
                                                       ----            ----            ----
Market value in excess of cost:
 At beginning of the year                       $57,136,885     $48,146,480     $25,511,376
 At end of the year                              61,078,483      57,136,885      48,146,480
                                                -----------     -----------     -----------
Change in net unrealized appreciation
 of investments                                 $ 3,941,598     $ 8,990,405     $22,635,104
                                                ===========     ===========     ===========

Common stock                                    $(8,408,405)    $   471,672     $16,957,113
Pooled separate accounts                         12,350,003       8,518,733       5,677,991
                                                -----------     -----------     -----------
Change in net unrealized appreciation
 of investments                                 $ 3,941,598     $ 8,990,405     $22,635,104
                                                ===========     ===========     ===========



The investment contracts (Guaranteed Fund) earned an average interest rate of approximately 6.22%, 6.45% and 6.60% in 1999, 1998 and 1997, respectively. The credited interest rates for new contributions, which approximate the current market rate, were 6.50% and 5.50% at December 31, 1999 and 1998, respectively. The rate on new contributions is guaranteed through the three succeeding calendar year quarters. The credited interest rates for the remaining contract value balance were 6.25% and 6.40% at December 31, 1999 and 1998, respectively, and are determined based upon the performance of the Lincoln Life's general account. The credited interest rates change at least quarterly. The minimum guaranteed rate is 4.50% for the first 5 contract years, 4.00% for years 6-10 and 3.50% following year 10. The guarantee is based on Lincoln Life's ability to meet its financial obligations from the general assets of Lincoln Life. The fair value of the investment contracts approximates contract value.

                   THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
                     AGENTS' SAVINGS AND PROFIT-SHARING PLAN

                    Notes to Financial Statements (continued)

4. INVESTMENT OPTIONS

The detail of the net assets available for plan benefits by investment option is as follows:

                                                                  INVESTMENT OPTIONS
                                                                  ------------------
DECEMBER 31, 1999                       Total         1             2             3             4            5            6
ASSETS
Investments:
 Common stock                      $ 64,456,840  $64,456,840
 Short-term investment fund           1,924,477    1,924,477
 Pooled separate accounts            88,733,386                  $539,932                  $20,773,412  $16,082,430  $7,731,626
 Investment contracts                12,740,236                               $12,740,236
 Participant loans                    5,906,107
                                   ------------  -----------     --------     -----------  -----------  -----------  ----------
     Total investments              173,761,046   66,381,317      539,932      12,740,236   20,773,412   16,082,430   7,731,626

Accrued interest receivable              10,965       10,965
Cash and invested cash (deficit)       (340,844)                   (1,473)         (4,673)     (65,621)    (283,068)    195,707
Other receivables
Contributions receivable from
 Employer companies                   4,476,358    4,476,358
                                   ------------  -----------     --------     -----------  -----------  -----------  ----------
 Net assets available for
 plan benefits Total assets        $177,907,525  $70,868,640     $538,459     $12,735,563  $20,707,791  $15,799,362  $7,927,333
                                   ============  ===========     ========     ===========  ===========  ===========  ==========



                                                            INVESTMENT OPTIONS
                                                            ------------------
DECEMBER 31, 1999                  7           8            9          10          11          12           13              LOANS
ASSETS
Investments:
 Common stock
 Pooled separate accounts     $1,089,109  $17,868,439  $1,883,688  $1,206,774  $10,577,034  $4,880,194  $6,100,748
 Investment contracts
 Participant loans                                                                                                     $5,906,107
                              ----------  -----------  ----------  ----------  -----------  ----------  ----------     ----------
     Total investments         1,089,109   17,868,439   1,883,688   1,206,774   10,577,034   4,880,194   6,100,748      5,906,107

Accrued interest receivable
Cash and invested
 cash (deficit)                   (5,064)     (87,197)     (2,873)    (11,792)    (102,849)    (26,574)     53,895            738
Other receivables
Contributions receivable from
 Employer companies
                              ----------  -----------  ----------  ----------  -----------  ----------  ----------     ----------
Net assets available for
 plan benefits                $1,084,045  $17,781,242  $1,880,815  $1,194,982  $10,474,185  $4,853,620  $6,154,643     $5,906,845
                              ==========  ===========  ==========  ==========  ===========  ==========  ==========     ==========

                   THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
                     AGENTS' SAVINGS AND PROFIT-SHARING PLAN

                    Notes to Financial Statements (continued)

4. INVESTMENT OPTIONS (CONTINUED)

The detail of the net assets available for plan benefits by investment option is as follows:

                                                                  INVESTMENT OPTIONS
                                                                  ------------------
DECEMBER 31, 1998                       Total         1             2              3             4            5           6
ASSETS
Investments:
 Common stock                      $ 65,019,912  $65,019,912
 Short-term investment fund           1,905,255    1,905,255
 Pooled separate accounts            67,032,542                  $847,854                  $18,309,961  $11,504,791  $3,645,178
 Investment contracts                12,081,039                               $12,081,039
 Participant loans                    5,207,903
                                   ------------  -----------     --------     -----------  -----------  -----------  ----------
     Total investments              151,246,651   66,925,167      847,854      12,081,039   18,309,961   11,504,791   3,645,178

Accrued interest receivable               8,454        8,454
Cash and invested cash (deficit)         92,786       93,986      (21,131)                        (298)        (149)
Other receivables
Contributions receivable from
 Employer companies                   4,103,596    4,103,596
                                   ------------  -----------     --------     -----------  -----------  -----------  ----------
 Net assets available for
 plan benefits Total assets        $155,451,487  $71,131,203     $826,723     $12,081,039  $18,309,663  $11,504,642  $3,645,178
                                   ============  ===========     ========     ===========  ===========  ===========  ==========



                                                            INVESTMENT OPTIONS
                                                            ------------------
DECEMBER 31, 1998                  7           8            9          10           11          12          13              LOANS
ASSETS
Investments:
 Common stock
 Pooled separate accounts     $1,211,364  $13,204,880  $1,162,706  $1,280,241   $5,124,246  $5,484,306  $5,257,015
 Investment contracts
 Participant loans                                                                                                     $5,207,903
                              ----------  -----------  ----------  ----------   ----------  ----------  ----------     ----------
     Total investments         1,211,364   13,204,880   1,162,706   1,280,241    5,124,246   5,484,306   5,257,015      5,207,903

Accrued interest receivable
Cash and invested
 cash (deficit)                   21,131         (407)    236,830                      (14)   (236,829)          4           (337)
Other receivables
Contributions receivable from
 Employer companies
                              ----------  -----------  ----------  ----------   ----------  ----------  ----------     ----------
Net assets available for
 plan benefits                $1,232,495  $13,204,473  $1,399,536  $1,280,241   $5,124,232  $5,247,477  $5,257,019     $5,207,566
                              ==========  ===========  ==========  ==========   ==========  ==========  ==========     ==========

                   THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
                     AGENTS' SAVINGS AND PROFIT-SHARING PLAN

                    Notes to Financial Statements (continued)

4. INVESTMENT OPTIONS (CONTINUED)

The detail of the changes in net assets available for plan benefits by investment option is as follows:

                                                                            INVESTMENT OPTIONS
                                                                            ------------------
DECEMBER 31, 1999                          TOTAL           1           2            3            4              5             6
INVESTMENT INCOME:
 Cash dividends                        $  1,687,397   $ 1,687,397
 Interest                                 1,320,538       122,244              $   702,338
                                       ------------   -----------   --------   -----------   -----------   -----------   ----------
     Total investment income              3,007,935     1,809,641                  702,338
Net realized gain on sale, distribution
 and forfeitures of investments:
 Common stock                             6,821,567     6,821,567
 Pooled separate accounts                 5,564,689                 $ 20,165                 $ 1,497,091   $   818,413   $  163,220
                                       ------------   -----------   --------   -----------   -----------   -----------   ----------
     Total realized gains                12,386,256     6,821,567     20,165                   1,497,091       818,413      163,220
Net unrealized appreciation
 (depreciation) of investments            3,941,598    (8,408,405)   (28,592)                  2,176,065     4,156,004      127,526
Contributions:
 Participant                             12,044,177     2,084,402    132,500     1,157,823     1,619,112     1,201,052      498,500
 Employer companies                       5,829,738     5,829,738
                                       ------------   -----------   --------   -----------   -----------   -----------   ----------
     Total contributions                 17,873,915     7,914,140    132,500     1,157,823     1,619,112     1,201,052      498,500
Distributions to participants           (14,645,718)   (5,762,669)    (4,136)   (1,726,040)   (1,715,157)     (766,649)  (1,592,075)
Administrative expenses                    (107,948)      (56,208)      (900)       (7,433)      (11,663)       (5,686)      (3,844)
Net transfers                                          (2,580,629)  (407,301)      527,836    (1,167,320)   (1,108,414)   5,088,828
                                       ------------   -----------   --------   -----------   -----------   -----------   ----------
Net increase (decrease) in net
 assets available for plan benefits      22,456,038      (262,563)  (288,264)      654,524     2,398,128     4,294,720    4,282,155
Net assets available for plan
 benefits at beginning of the year      155,451,487    71,131,203    826,723    12,081,039    18,309,663    11,504,642    3,645,178
                                       ------------   -----------   --------   -----------   -----------   -----------   ----------
Net assets available for plan
 benefits at end of the year           $177,907,525   $70,868,640   $538,459   $12,735,563   $20,707,791   $15,799,362   $7,927,333
                                       ============   ===========   ========   ===========   ===========   ===========   ==========


                                                                           INVESTMENT OPTIONS
                                                                           ------------------
DECEMBER 31, 1999                       7           8            9          10           11          12          13         LOANS
INVESTMENT INCOME:
 Cash dividends
 Interest                                                                                                                 $  495,956
                                    ----------  -----------  ----------  ----------  -----------  ----------  ----------  ----------
     Total investment income                                                                                                 495,956
Net realized gain on sale, distribution
 and forfeitures of investments:
 Common stock
 Pooled separate accounts           $   33,722  $ 1,280,657  $  112,210  $   37,978  $ 1,137,622  $  408,417  $   55,194
                                    ----------  -----------  ----------  ----------  -----------  ----------  ----------  ----------
     Total realized gains               33,722    1,280,657     112,210      37,978    1,137,622     408,417      55,194
Net unrealized appreciation
 (depreciation) of investments         (79,529)   2,774,181     138,663     (16,792)   3,006,593    (613,836)    709,720
Contributions:
 Participant                           139,297    1,660,156     341,374     329,419      987,954     998,707     893,881
 Employer companies
                                    ----------  -----------  ----------  ----------  -----------  ----------  ----------  ----------
     Total contributions               139,297    1,660,156     341,374     329,419      987,954     998,707     893,881
Distributions to participants         (118,134)  (1,368,682)   (243,086)   (140,694)    (424,605)   (683,191)   (303,898)    203,298
Administrative expenses                 (1,507)      (7,608)     (1,833)     (2,055)      (3,047)     (3,299)     (2,865)
Net transfers                         (122,299)     238,065     133,951    (293,115)     645,436    (500,655)   (454,408)         25
                                    ----------  -----------  ----------  ----------  -----------  ----------  ----------  ----------
Net increase (decrease) in net
 assets available for plan benefits   (148,450)   4,576,769     481,279     (85,259)   5,349,953    (393,857)    897,624     699,279
Net assets available for plan
 benefits at beginning of the year   1,232,495   13,204,473   1,399,536   1,280,241    5,124,232   5,247,477   5,257,019   5,207,566
                                    ----------  -----------  ----------  ----------  -----------  ----------  ----------  ----------
Net assets available for plan
 benefits at end of the year        $1,084,045  $17,781,242  $1,880,815  $1,194,982  $10,474,185  $4,853,620  $6,154,643  $5,906,845
                                    ==========  ===========  ==========  ==========  ===========  ==========  ==========  ==========

                   THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
                     AGENTS' SAVINGS AND PROFIT-SHARING PLAN

                    Notes to Financial Statements (continued)

4. INVESTMENT OPTIONS (CONTINUED)

The detail of the changes in net assets available for plan benefits by investment option is as follows:

                                                                       INVESTMENT OPTIONS
                                                                       ------------------
DECEMBER 31, 1998                        TOTAL          1           2           3               4             5             6
INVESTMENT INCOME:
 Cash dividends                      $  1,639,615   $ 1,639,615
 Interest                                 996,233       126,274              $   653,432
                                     ------------   -----------   --------   -----------   -----------   -----------   ----------
     Total investment income            2,635,848     1,765,889                  653,432
Net realized gain on sale, distribution
 and forfeitures of investments:
 Common stock                           2,636,667     2,636,667
 Pooled separate accounts               2,122,479                 $ 49,765                 $   699,872   $   367,765   $  131,980
                                     ------------   -----------   --------   -----------   -----------   -----------   ----------
     Total realized gains               4,759,146     2,636,667     49,765                     699,872       367,765      131,980
Net unrealized appreciation             8,990,405       471,672     14,412                   2,231,163     1,741,637       (3,455)
 of investments
Contributions:
 Participant                           11,249,342     1,774,165     52,317       351,590     1,648,079     1,268,764      372,083
 Employer companies                     4,436,110     4,436,110
                                     ------------   -----------   --------   -----------   -----------   -----------   ----------
     Total contributions               15,685,452     6,210,275     52,317       351,590     1,648,079     1,268,764      372,083
Distributions to participants         (11,405,338)   (4,446,390)    (9,056)   (1,787,303)   (1,490,497)     (524,278)    (448,308)
Administrative expenses                  (100,648)      (55,518)      (848)       (7,090)      (11,076)       (5,520)      (2,072)
Net transfers                                        (3,258,640)   296,458     1,877,179      (489,760)   (1,172,134)     965,658
                                     ------------   -----------   --------   -----------   -----------   -----------   ----------
Net increase in net assets
 available for plan benefits           20,564,865     3,323,955    403,048     1,087,808     2,587,781     1,676,234    1,015,886
Net assets available for plan
 benefits at beginning of the year    134,886,622    67,807,248    423,675    10,993,231    15,721,882     9,828,408    2,629,292
                                     ------------   -----------   --------   -----------   -----------   -----------   ----------
Net assets available for plan
 benefits at end of the year         $155,451,487   $71,131,203   $826,723   $12,081,039   $18,309,663   $11,504,642   $3,645,178
                                     ============   ===========   ========   ===========   ===========   ===========   ==========



                                                                      INVESTMENT OPTIONS
                                                                      ------------------
DECEMBER 31, 1998                     7             8          9           10         11          12          13         LOANS
INVESTMENT INCOME:
 Cash dividends
 Interest                                                                                                               $  216,527
                                  ----------  -----------  ----------  ----------  ----------  ----------  ----------   ----------
     Total investment income                                                                                               216,527
Net realized gain on sale, distribution
 and forfeitures of investments:
 Common stock
 Pooled separate accounts          $  46,160   $  584,743   $   28,588  $   39,390  $  127,318  $  152,507  $ (105,609)
                                   ----------  -----------  ----------  ----------  ----------  ----------  ----------  ----------
     Total realized gains             46,160      584,743       28,588      39,390     127,318     152,507    (105,609)
Net unrealized appreciation
 of investments                       51,305    2,647,588      113,691      34,018     605,242     469,198     613,934
Contributions:
 Participant                         196,693    1,540,806      313,928     410,896   1,072,488   1,089,923   1,157,610
 Employer companies
                                   ---------   -----------  ----------  ----------  ----------  ----------  ----------  ----------
     Total contributions             196,693     1,540,806     313,928     410,896   1,072,488   1,089,923   1,157,610
Distributions to participants       (214,675)     (912,062)   (101,930)    (49,831)   (147,455)   (256,067)   (255,782)   (761,704)
Administrative expenses               (1,053)       (6,500)     (1,116)     (2,029)     (2,283)     (2,870)     (2,673)
Net transfers                        277,994       181,922     350,389    (278,899)    198,264     438,882    (153,674)    766,361
                                   ----------  -----------  ----------  ----------  ---------- ----------   ----------  ----------
Net increase in net assets
 available for plan benefits          356,424    4,036,497     703,550     153,545   1,853,574   1,891,573   1,253,806     221,184
Net assets available for plan
 benefits at beginning of the year    876,071    9,167,976     695,986   1,126,696   3,270,658   3,355,904   4,003,213   4,986,382
                                   ----------  -----------  ----------  ----------  ----------  ----------  ----------  ----------
Net assets available for plan
 benefits at end of the year       $1,232,495  $13,204,473  $1,399,536  $1,280,241  $5,124,232  $5,247,477  $5,257,019  $5,207,566
                                   ==========  ===========  ==========  ==========  ==========  ==========  ==========  ==========

                   THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
                     AGENTS' SAVINGS AND PROFIT-SHARING PLAN

                    Notes to Financial Statements (continued)

4. INVESTMENT OPTIONS (CONTINUED)

The detail of the changes in net assets available for plan benefits by investment option is as follows:

                                                                        INVESTMENT OPTIONS
                                                                         ------------------
DECEMBER 31, 1997                          TOTAL        1            2            3            4             5           6
INVESTMENT INCOME:
 Cash dividends                       $ 1,604,366    $1,604,366
 Interest                               1,011,138                           $   690,992
                                      ------------  -----------   --------  -----------   -----------   ----------   ----------
     Total investment income            2,615,504     1,604,366                 690,992
Net realized gain on sale, distribution
 and forfeitures of investments:
 Common stock                           4,343,393     4,343,393
 Pooled separate accounts               2,482,267                 $38,502                 $   792,850   $ 704,233    $   33,725
                                      ------------  -----------   -------   -----------   -----------   ----------   ----------
     Total realized gains               6,825,660     4,343,393    38,502                     792,850      704,233       33,725
Net unrealized appreciation
 (depreciation) of investments         22,635,104    16,957,113    (6,849)                  2,912,192      303,028       63,418
Contributions:
 Participant                            4,839,046       804,479    13,642       225,243       796,555      745,763      143,661
 The Lincoln National Life
   Insurance Company                    5,430,354     5,430,354
                                      ------------  -----------   --------  -----------   -----------   ----------   ----------
     Total contributions               10,269,400     6,234,833    13,642       225,243       796,555      745,763      143,661
Distributions to participants          (6,096,184)   (2,966,329)  (24,350)   (1,036,813)     (355,330)    (313,285)    (443,836)
Administrative expenses                  (108,251)      (73,949)     (476)       (5,364)       (6,762)      (4,220)      (1,155)
Net transfers                                        (6,578,182)  (78,205)      696,009       855,723     (595,223)   1,441,543
                                      ------------  -----------   --------  -----------   -----------   ----------   ----------
Net increase (decrease) in net
 assets available for plan benefits     36,141,233   19,521,245   (57,736)     570,067      4,995,228      840,296    1,237,356
Net assets available for plan
 benefits at beginning of the year      98,745,389   48,286,003   481,411    10,423,164    10,726,654    8,988,112    1,391,936
                                      ------------  -----------   --------  -----------   -----------   ----------   ----------
Net assets available for plan
 benefits at end of the year          $134,886,622  $67,807,248   $423,675  $10,993,231   $15,721,882   $9,828,408   $2,629,292
                                      ============  ===========   ========  ===========   ===========   ==========   ==========



                                                                             INVESTMENT OPTIONS
                                                                             ------------------
DECEMBER 31, 1997                       7            8          9         10          11           12          13        LOANS
INVESTMENT INCOME:
 Cash dividends
 Interest                                                                                                               $  320,146
                                     --------  ----------  --------  ----------  ----------  -----------   ----------   ----------
     Total investment income                                                                                               320,146
Net realized gain on sale, distribution
 and forfeitures of investments:
 Common stock
 Pooled separate accounts            $ 92,386  $  545,130  $ 18,465  $   19,644  $   69,093  $    63,683   $  104,556
                                     --------  ----------  --------  ----------  ----------  -----------   ----------   ----------
     Total realized gains              92,386     545,130    18,465      19,644      69,093       63,683      104,556
Net unrealized appreciation
 (depreciation) of investments        (12,556)  1,574,956    77,891      56,692     446,475      557,280     (294,536)
Contributions:
 Participant                           54,900     686,925    77,923      61,750     396,285      272,302      559,618
 The Lincoln National Life
  Insurance Company
                                     --------  ----------  --------  ----------  ----------  -----------   ----------   ----------
     Total contributions               54,900     686,925    77,923      61,750     396,285      272,302      559,618
Distributions to participants         (57,010)   (429,179)   (5,494)    (35,262)    (64,180)     (26,482)    (160,100)    (178,534)
Administrative expenses                  (726)     (3,794)     (715)       (815)     (1,238)      (1,455)      (2,182)      (5,400)
Net transfers                        (167,062)    279,442   126,647     576,787     794,545    1,367,226      165,006    1,115,744
                                     --------  ----------  --------  ----------  ----------  -----------   ----------   ----------
Net increase (decrease) in net
 assets available for plan benefits   (90,068)  2,653,480   294,717     678,796   1,640,980    2,232,554      372,362    1,251,956
Net assets available for plan
 benefits at beginning of the year    966,139   6,514,496   401,269     447,900   1,629,678    1,123,350    3,630,851    3,734,426
                                     --------  ----------  --------  ----------  ----------  -----------   ----------   ----------
Net assets available for plan
 benefits at end of the year         $876,071  $9,167,976  $695,986  $1,126,696  $3,270,658  $ 3,355,904   $4,003,213   $4,986,382
                                     ========  ==========  ========  ==========  ==========  ===========   ==========   ==========

                   THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
                     AGENTS' SAVINGS AND PROFIT-SHARING PLAN

                    Notes to Financial Statements (continued)

4.  INVESTMENT OPTIONS (CONTINUED)

Information with respect to investment options is as follows:

Option    Description of Investment Option
------    --------------------------------

   1 LNC Common Stock Fund, which invests exclusively in the stock of LNC. However, some funds may be invested in the Wells Fargo Bank Short-Term Investment Fund until the LNC stock can be purchased.

   2 Government Bond Fund, which invests primarily in fixed income securities backed by the United States government that will mature in 3 to 5 years.

   3 Guaranteed Fund, which invests primarily in high-quality bonds and mortgages. The account's balances are backed by the general assets of Lincoln Life.

   4 Core Equity Fund, which invests primarily in large capitalization stocks of well-established companies.

   5 Medium Capitalization Equity Fund, which invests primarily in medium-sized companies.

   6 Short-Term Fund, which invests in high quality money market securities that include commercial paper, bankers acceptances, certificates of deposit, loan participation and short-term U.S. government debt.

   7 Government/Corporate Bond Fund, which invests primarily in U.S. government and high-quality corporate bonds and securities.

   8 Large Capitalization Equity Fund, which invests primarily in high-risk common stocks which have the potential for a significant appreciation in value within 18 months from the date of purchase.

   9 Balanced Fund, which invests in three different asset classes: stocks, bonds and money market instruments, which provides growth through the stock portion and reduced risk through the bond and money market portion.

   10 High Yield Bond Fund, which invests primarily in below-investment-grade bonds, providing higher rates of return to compensate higher risk.

   11 Small Capitalization Equity Fund, which invests primarily in the stock of new, rapid growth companies.

   12 Value Equity Fund, which invests primarily in large capitalization stocks of undervalued companies that are industry leaders.

   13 International Equity Fund, which invests primarily in stocks of non-United States companies.

At December 31, 1999, the fair value of LNC common stock in the LNC Common Stock Fund not subject to participant direction was $5,949,502.

The information as to the number of participants selecting each investment option is not readily available. Beginning January 1, 1994, the Plan began offering investment options 9 through 13 noted above to participants. Investment options 2 and 4 through 13 are invested in pooled separate accounts of Lincoln Life through a group annuity contract issued by Lincoln Life.

Interest charged on new loans to participants is established monthly based upon the prime rate plus 1%. Loans may be repaid over any period selected by the participant up to a maximum repayment period of 5 years except that the maximum repayment period may be 20 years for the purchase of a principal residence.

                   THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
                     AGENTS' SAVINGS AND PROFIT-SHARING PLAN

                    Notes to Financial Statements (continued)

5. INCOME TAX STATUS

The Internal Revenue Service ruled on February 9, 1995 that the Plan qualifies under Section 401(a) of the Internal Revenue Code ("IRC") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan's administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6. TAX IMPLICATIONS TO PARTICIPANTS

There are no income tax consequences to participants arising from their pre-tax contributions, the Employer's contributions and income earned in the Plan until actual distribution or withdrawal from the Plan. The tax basis of securities distributed to the participant is provided by the Lincoln National Corporation Benefits Investment Committee.

7. TRANSACTIONS WITH PARTIES-IN-INTEREST

The Plan has investments in common stock of LNC, and in pooled separate accounts and investment contracts with Lincoln Life. Lincoln Life charges the Plan for certain administrative expenses including trustee and audit fees. Total administrative expenses charged were $107,948, $100,648, and $108,251 in 1999, 1998, and 1997, respectively.

8. CONCENTRATIONS OF CREDIT RISKS

The Plan has investments in common stock of LNC, and in pooled separate accounts and unallocated investment contracts with Lincoln Life of $64,456,840, $88,733,386 and $12,740,236 respectively, at December 31, 1999 (36.2%, 49.9% and
7.2% of net assets, respectively). LNC and Lincoln Life operate predominately in the insurance and investment management industries.

9. CENTURY COMPLIANCE (UNAUDITED)

The Year 2000 issue was complex and affected many aspects of Lincoln Life's businesses. Lincoln Life was particularly concerned with Year 2000 issues that related to Lincoln Life's computer systems and interfaces with the computer systems of vendors, suppliers, customers and business partners. From 1996 through 1999 Lincoln Life and its operating subsidiaries redirected a large portion of internal Information Technology ("IT") efforts and contracted with outside consultants to update systems to address Year 2000 issues. Experts were engaged to assist in developing work plans and cost estimates and to complete remediation activities.

For the year ended December 31, 1999, Lincoln Life identified expenditures of $37.3 million ($24.3 million after-tax) to address this issue. This brings the expenditures for 1996 through 1999 to $64.9 million ($42.2 million after-tax). Because updating systems and procedures is an integral part of Lincoln Life's on-going operations, most of the expenditures shown above for 1999 are expected to continue after all Year 2000 issues have been resolved. All Year 2000 expenditures have been funded from operating cash flows.

The scope of the overall Year 2000 program included the following four major project areas: 1) addressing the readiness of business applications, operating systems and hardware on mainframe, personal computer and local area network platforms (IT); 2) addressing the readiness of non-IT embedded software and equipment (non-IT); 3) addressing the readiness of key business partners and 4) establishing Year 2000 contingency plans. Lincoln Life companies completed these projects prior to year-end.

Lincoln Life businesses have not identified any major problems in their business processing. Minor problems have been resolved quickly. Lincoln Life businesses have not experienced any significant interruption in service to clients or business partners or in reporting to regulators.

                   THE LINCOLN NATIONAL LIFE INSURANCE COMPANY
                     AGENTS' SAVINGS AND PROFIT-SHARING PLAN

                    Notes to Financial Statements (continued)

9. CENTURY COMPLIANCE (UNAUDITED) (CONTINUED)

The record keeping for the Plan is currently handled by Wells Fargo. Record keeping consists of the day to day maintenance of the individual accounts within the Plan. As a result of Wells Fargo's Year 2000 program and efforts, there were no significant disruptions in service to the Plan.

                                    SIGNATURE





THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.






                                           By /s/ George E. Davis
                                              ---------------------------------

                                                  George E. Davis,
                                                  Administrator



Date: March 27, 2000